EXHIBIT 99.2

IND 105284

ADVICE/INFORMATION REQUEST

Prosensa Therapeutics B.V.
c/o NCR
Attention:	Larry Bell, M.D.
Vice President, Regulatory Affairs

Dear Dr. Bell:

Please refer to your Investigational New Drug Application (IND) submitted under section 505(i) of the Federal Food, Drug, and Cosmetic Act for drisapersen injection.

We also refer to the May 14, 2014, meeting between representatives of your firm and the FDA. The purpose of the meeting was to discuss the evidence supporting the potential efficacy of drisapersen for the treatment of Duchenne muscular dystrophy and the design of future studies.

This letter describes FDA’s view of the clinical and biomarker data currently available for drisapersen and proposes a strategy to consider regarding the submission of an NDA for drisapersen.

BACKGROUND

Prosensa is developing drisapersen (previously PRO051) for the treatment of patients with Duchenne muscular dystrophy (DMD) with mutations that can be corrected by skipping exon 51. Drisapersen is a 2’-O-methyl-phosphorothioateoligonucleotide with a sequence designed to induce skipping of exon 51 in the human dystrophin pre-mRNA.

DISCUSSION

We recognize that you, your academic associates, and others in the DMD patient community believe that the current evidence addressing the efficacy and safety of drisapersen is sufficient to support NDA review.  In total, the clinical evidence of efficacy of drisapersen for the treatment of DMD appears to be inconclusive based on our preliminary review of the studies conducted, both in the intent-to-treat populations and in various post-hoc subgroup analyses. We find some of your hypotheses about factors that might have led to a lack of statistically significant findings in the Phase 3 study (DMD114044), in contrast to the nominal findings in earlier studies, plausible but not conclusive.  Although we have discussed with you our reservations about the persuasiveness of the available data, we are open to filing an NDA for drisapersen for

IND 105284

consideration under an accelerated approval pathway (assuming the submitted application otherwise meets the applicable standards). As we are sure you appreciate, however, our willingness to consider an application for filing cannot be taken to suggest the outcome of our review. We also note that if the application is filed, you should expect public discussion of the NDA at an Advisory Committee meeting.

We see the following primary potential pathway to accelerated approval:

The clinical data from your various studies, in particular the data from Study DMD114673 and the data, both individually and in aggregate, from Studies DMD114117 and DMD114876, on 6- minute walk could be considered a finding on an intermediate clinical endpoint that could have the potential to support accelerated approval. The basis for accelerated approval might be a conclusion that drisapersen has some effect on the rate of decline of walking performance, a relatively short-term clinical benefit, that may be reasonably likely to predict a long-term beneficial effect on irreversible morbidity or mortality. Because, in part, of the conflicting results from Study DMD114044, a larger study intended to provide definitive evidence of the efficacy of drisapersen but that was unable to do so, the clinical data described above would fall short of providing substantial evidence of effectiveness of drisapersen that would support standard approval.  In addition, we have significant concerns regarding our ability to draw valid conclusions based on Studies DMD114673, DMD114117, and DMD114876 with respect to walking performance and other data because of the conflicting and seemingly persuasive findings of Study DMD114044. This issue will be addressed during our review once the NDA is filed.

As noted above, we recognize that you have presented hypotheses concerning factors that might explain the failure of Study DMD114044.  We also recognize that you have presented post-hoc integrated analyses of data from earlier studies and Study DMD114044 as well as data from the long-term extension of Study DMD114044 that you feel is supportive.  We would expect such analyses and discussion to be of significant importance to your application, as the failure of Study DMD114044 is a major concern.

In addition, you suggest that several types of biomarker evidence, including increased dystrophin protein expression and decreased serum creatine kinase (CK), support the efficacy of drisapersen.  It is likely that these types of biomarker evidence may play a supportive role in your application and in our review, but would probably not be sufficient to independently support accelerated approval.  It will be important, therefore, to include in your application a comprehensive presentation of all supportive biomarker data that are available, including any additional biomarker data obtained from newly-treated patients or from repeat testing in patients currently participating in ongoing studies.  Whether such biomarker data will be persuasive enough to serve as a surrogate endpoint that is reasonably likely to predict clinical benefit, and thus to support accelerated approval, will be a matter of review.

As discussed at the meeting, we strongly urge you to collect and submit in the NDA additional biomarker data characterizing changes induced by drisapersen (or other exon-skipping drugs you are developing for DMD) on the expression and localization of functioning dystrophin protein and dystrophin-associated proteins. Scientific consensus is still evolving regarding the most

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appropriate methodology for assessment of dystrophin and the interpretation of such data. As part of a larger collaborative effort we are undertaking to foster scientific advancement in this area, we propose your inclusion in upcoming scientific interactions between FDA and experts in the field.  We will keep you informed of our more detailed plans for these interactions. Data you have generated from the technically acceptable biopsies from Study 114044 and your understanding of why some tissue biopsies were acceptable whereas others were not may also be helpful in the overall interpretation of dystrophin expression. We are also able to provide you with continued scientific feedback about dystrophin and additional biomarker studies that you undertake to support the NDA for drisapersen, and strongly urge you to submit protocols for any such studies to us for review and discussion.

Stressing that we have not determined whether an application for drisapersen would be approved, any accelerated approval would require confirmatory studies to verify the clinical benefit. Confirmatory studies should be underway at the time of approval. We envision two approaches for confirmatory trials, and we urge you to initiate both of these trials as soon as possible:

1.
A historically-controlled trial might be acceptable to confirm clinical benefit following accelerated approval. We note that a historically-controlled study is likely to provide interpretable evidence of efficacy only if the beneficial effect of drisapersen is large, by clearly showing that performance is better in drisapersen-treated subjects than could be reasonably expected, based on knowledge of the natural history of the disease. The effect size would have to be sufficient to overcome the uncertainty inherent in historically controlled trials, and motivational factors that can affect the results.

We urge you to begin this trial as soon as possible. We see no reason to exclude patients previously treated with other exon-skipping therapies or to exclude patients older or younger than those enrolled in previous drisapersen studies, and so we encourage you to include such patients.  You should document the baseline characteristics of all patients and collect biomarker and clinical data in a manner similar to previous studies, allowing for any methodological improvements in the evaluation of dystrophin expression that result from our collaboration described above. We expect that the initial biomarker data from these exposures will start becoming available at about the time of NDA submission and shortly thereafter. We are willing to exercise flexibility in receiving these emerging biomarker data during the review of the NDA.

2.
A randomized, placebo-controlled trial of another exon-skipping drug with a similar mechanism of action, directed at a different exon (e.g., PRO044 or PRO045), with demonstration of a correlation between dystrophin protein production and definitive clinical benefit on 6-minute walk or another measure, could provide confirmatory evidence of drisapersen’s clinical benefit if approval were based on a surrogate endpoint. We strongly suggest that you begin randomizing patients within a placebo-controlled trial(s) as soon as possible. We also urge you to include younger patients in these studies and to stratify efficacy analyses by age. As previously discussed with you, we find no credible reason to believe that efficacy cannot be demonstrated in younger patients.

IND 105284

We envision that you would pursue both confirmatory pathways simultaneously if drisapersen were to receive accelerated approval, noting that the second pathway is in line with your stated development plan for other DMD drug candidates. If data from the second pathway became available first and confirmed clinical benefit to support full approval of drisapersen, we would be open to discussing with you a plan to terminate the historically-controlled trial.

We understand the serious nature of DMD and the urgent need to develop safe and effective therapies for its treatment. We are committed to working closely with you on your clinical development program. If any points we have discussed above are unclear, please bring them to our attention immediately.

If you have any questions, contact Fannie Choy, Regulatory Project Manager, by phone or email at (301) 796-2899 or fannie.choy@fda.hhs.gov.

Sincerely,

{See appended electronic signature page}

Billy Dunn, M.D. Acting Director Division of Neurology Products Office of Drug Evaluation I Center for Drug Evaluation and Research